Exhibit 99.1

iKang to Form Healthcare Investment Funds with China Industrial Asset Management Limited

BEIJING, July 19, 2017 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced that it will cooperate with China Industrial Asset Management Limited (“China Industrial Asset Management”), an asset management company with total RMB 185 billion funds under its management, which is under China Industrial Bank, to form certain healthcare investment funds to invest in medical centers.

The aggregate size of the healthcare investment funds will not exceed RMB 502 million.  An affiliate of Mr. Lee Ligang Zhang, iKang’s Chairman and CEO, and an affiliate of China Industrial Asset Management will act as general partners and each contribute RMB 1 million to the investment funds. iKang and China Industrial Asset Management will each contribute up to RMB 50 million to the investment funds as limited partners. The investment funds will admit other limited partners which will contribute up to RMB 400 million.

Pursuant to the arrangements, the investment funds will either set up new medical centers or acquire existing medical centers. After operating these medical centers for a period of at least two years, the investment funds will transfer their interests in these medical centers to iKang at a price equal to their original costs with an annual return rate of 15%. Since its inception, iKang has achieved fast expansion through both organic growth and acquisitions. Based on its past experience, iKang believes that this is a very cost efficient way to further accelerate iKang’s business expansion and enhance the Company’s financial performance.

“I am very pleased to establish an investment partnership with China Industrial Asset Management,” remarked Mr. Zhang. “This is a compelling strategic move to accelerate the buildout of our network of medical centers nationwide. We see this as a strategic imperative to capture the tremendous market opportunities and drive the growth of our business, which in turn will also enhance the quality of preventive healthcare available in China.”

“Healthcare-focused investment funds are a standard industry practice amongst companies in the healthcare sector in China, structured to provide healthcare-related businesses with the initial capital investment, incubation/development periods, and ramp-up periods they need,” Mr. Zhang continued. “This partnership will give iKang a more cost and time effective means to acquire medical centers after their ramp-up period of two years. China Industrial Asset Management is a highly respected and well-connected partner, and through the investment fund structure, we will be able to maintain the momentum of acquisition through external funding to advance the execution of our growth strategies.”

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2017, iKang served a total of 5.58 million customer visits under both corporate and individual programs.

As of July 19, 2017, iKang has a nationwide network of 108(1)  self-owned medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili and Mianyang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with approximately 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

(1) Among the 108 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com